UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SMITH & WESSON BRANDS, INC.

(Exact name of registrant as specified in its charter)

NEVADA	001-31552	87-0543688
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1852 Proffitt Springs Road Maryville, Tennessee	37801
(Address of principal executive offices)	(Zip code)

Kevin A. Maxwell, SVP, General Counsel, Chief Compliance Officer and Secretary – (800) 331-0852

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____________.

Section 1 Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Smith & Wesson Brands, Inc. Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at

https://ir.smith-wesson.com/corporate-governance/conflict-minerals. The content of our website as referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02 Exhibits

Exhibit 1.01 Conflict Minerals Report

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SMITH & WESSON BRANDS, INC.,

a Nevada corporation

By:	/s/ Kevin A. Maxwell	Dated: May 30, 2025
Kevin A. Maxwell
Senior Vice President, General Counsel,
Chief Compliance Officer and Secretary